

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 14, 2008

Mr. Gilbert L. Danielson
Executive VP and CFO
Aaron Rents, Inc.
309 E. Paces Ferry Road, N.E.
Atlanta, GA 30305

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007**
> **Form DEF 14A filed April 9, 2007**
> **File No. 1-13941**

Dear Mr. Danielson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Ed Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief